UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2021

HAPPINESS BIOTECH GROUP LIMITED

(Exact name of registrant as specified in its charter)

No. 11, Dongjiao East Road, Shuangxi, Shunchang, Nanping City

Fujian Province, People’s Republic of China
+86-0599-782-8808

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form40-F.

Form 20-F  ☒      Form40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Submission of Matters to a Vote of Security Holders.

Happiness Biotech Group Limited (the “Company”) held its annual meeting of shareholders for its fiscal year ending March 31, 2021 at 10:00 a.m. EST on October 21, 2021 at its principal executive offices in Fujian, China. Holders of 17,036,540 ordinary shares of the Company were present in person or by proxy at the annual meeting, representing approximately 53.31% of the total 31,953,025 outstanding ordinary shares and therefore constituting a quorum of more than one third of the shares outstanding and entitled to vote at the annual meeting as of the record date of August 26, 2021. The final voting results for each matter submitted to a vote of shareholders at the meeting are as follows:

1.	That the following constitutes the number of votes voted with respect to the following persons as directors of the Company:

Director’s Name	For	Against	Abstain
Xuezhu Wang	16,581,584	378,043	76,913

John Levy	16,411,967	491,235	133,338

Wenhui Lin	16,459,182	483,802	93,556

Zhangshu Huang	16,459,198	483,843	93,499

Lun Liu	16,459,240	483,801	93,499

Accordingly, each such person has been duly elected as a director to hold such office until the 2022 annual meeting of shareholders or until his successor is elected and shall qualify.

2.	That the following constitutes the number of shares voted with respect to ratification of the appointment of Briggs & Veselka Co. as the Company’s independent registered public accounting firm for the fiscal year ending March 31, 2022:

For	Against	Abstain
16,805,295	196,615	34,630

Accordingly, the ratification of the appointment of Briggs & Veselka Co. as the Company’s independent registered public accounting firm for the fiscal year ending March 31, 2022 has been approved and adopted.

3.	That the following constitutes the number of shares voted with respect to the approval of the alteration to the share capital of the Company as set forth in the notice to shareholders.

For	Against	Abstain
15,666,513	1,317,149	52,878

Accordingly, the alteration to the share capital of the Company has been approved.

4.	That the following constitutes the number of shares voted with respect to the approval the change of the Company’s name to “Happiness Development Group Limited”;
For	Against	Abstain
16,780,892	177,751	77,897

Accordingly, the change of the Company’s name to “Happiness Development Group Limited” has been approved.

5.	That the following constitutes the number of shares voted with respect to the approval the amended and restated memorandum and articles of association;

For	Against	Abstain
15,990,350	739,031	307,159

Accordingly, the amended and restated memorandum and articles of association has been approved.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Happiness Biotech Group Limited

Date: October 28, 2021	By:	/s/ Xuezhu Wang
Xuezhu Wang Chief Executive Officer

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